June 15, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Ronald E. Alper

Re:                             Natera, Inc.
Registration Statement on Form S-1
Filed June 1, 2015
File No. 333-204622

Dear Mr. Alper:

On behalf of Natera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by a letter dated June 11, 2015 relating to the Company’s Registration Statement on Form S-1, filed on June 1, 2015 (“Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.                            Please update the amount of common stock outstanding for beneficial ownership as of the most recent practicable date throughout the document as appropriate.

In response to the Staff’s comment, the Company will revise its disclosure in the “Prospectus Summary — The Offering” and “Principal and Selling Stockholders” sections and in Part II, Item 15 of the Registration Statement to reflect the number of shares of its common stock beneficially owned as of May 31, 2015.  As discussed with the Staff, the Company will include the revised disclosure in an amendment to the Registration Statement expected to be filed during the week of June 15, 2015.

Securities and Exchange Commission

June 15, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 75

Comparison of Three Months Ended March 31, 2014 and 2015, page 75

Revenues, page 75

2.                            On page 77, you discuss a) the number of total tests and the number of Panorama tests accessioned in years 2014 and 2013 as compared to the number of each for which you recognized revenue in the same year that the test was performed; and b) the number of total tests and the number of Panorama tests for which revenue was recognized in years 2014 and 2013 related to tests performed in earlier periods. Please expand your results of operations discussion here to provide similar information that conveys the proportion of tests accessioned for which you ultimately recognized revenue during your latest reporting period.

In response to the Staff’s comment, the Company will revise its disclosure on pages 75-76 of the Registration Statement to include the underlined paragraph as follows:

Revenues

Revenues increased $20.1 million, or 73.8%, from the three months ended March 31, 2014 to the three months ended March 31, 2015 primarily due to increased sales of Panorama. Revenues from Panorama increased $15.3 million and revenues from all other products increased $4.8 million during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

During the three months ended March 31, 2015, we accessioned greater than 64,000 tests, including greater than 55,000 Panorama tests. We recognized revenue on greater than 34,000 tests, including greater than 28,000 Panorama tests, in the three months ended March 31, 2015. 56% percent of the 34,000 tests and 57% of the 28,000 Panorama tests were accessioned in the three months ended March 31, 2015, and the remainder were accessioned in prior periods. During the three months ended March 31, 2014, we accessioned greater than 44,000 tests, including greater than 38,000 Panorama tests. We recognized revenue on greater than 33,000 tests, including greater than 28,000 Panorama tests, in the three months ended March 31, 2014. 74% percent of the 33,000 tests and 78% of the 28,000 Panorama tests were accessioned in the three months ended March 31, 2014, and the remainder were accessioned in prior periods. The number of tests we accession in a given period differs from the number of tests on which we recognize revenue in that period because: for certain tests we recognize revenue upon cash receipt, which may occur a number of months after the test is accessioned; and in some cases, we do not ultimately receive reimbursement or payment for tests we accession. The vast majority of tests distributed through our direct sales force are billed to insurance payers and revenue is predominantly recognized on a cash basis as price is not fixed and determinable and collection is not reasonably assured.  The decrease in the percentage of tests that are both accessioned and recognized as revenue within the same quarter in the three months ended March 31, 2015 compared to the three month ended March 31, 2014 is related to a greater percentage of tests distributed through our direct sales force in the three months ended March 31, 2015 versus the three months ended March 31, 2014.

Securities and Exchange Commission

June 15, 2015

Revenues from customers outside the United States were $4.1 million and $6.6 million for the three months ended March 31, 2014 and 2015, respectively.

As discussed with the Staff, the Company will include this revised disclosure in an amendment to the Registration Statement expected to be filed during the week of June 15, 2015.

* * * * *

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Securities and Exchange Commission

June 15, 2015

Please contact me or, in my absence, John F. Dietz, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman
Daniel Rabinowitz, Esq.
Josh Leichter, Esq.
Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP